October 22, 2009

Mail Stop 3561

Chip Hackley
Chief Executive Officer
Gazoo Energy Group, Inc.
2569 McCabe Way
Irvine, CA 92614

RE: Gazoo Energy Group, Inc.
File No. 000-50389
Form 8-K: Filed August 7, 2009

Dear Mr. Hackley:

        We have completed our review of your Form 8-K and have no further comments at this time.

                                        Sincerely,

                                        Patrick Kuhn
                                        Staff Accountant